ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 19, 2021	Kathleen M. Nichols T +1 617 854 2418 kathleen.nichols@ropesgray.com

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ray Bee, Division of Investment Management

Re:	Impact Shares Trust I (the “Trust”)

Post-Effective Amendment No. 12 to the Registration statement on Form N-1A

File Nos. 811-23312 and 333-221764

Dear Mr. Bee:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 12 to its registration statement. PEA No. 12 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on Form N-1A on December 23, 2020 and was designated to become effective on 75 days after filing. Delaying amendments were filed on March 1, 2021, March 31, 2021, April 29, 2021, May 28, 2021, and June 25, 2021 ultimately designating July 25, 2021 as the new effective date for PEA No. 12 pursuant to Rule 485(b) under the Securities Act. PEA No. 12 was filed with respect to Impact Shares Affordable Housing MBS ETF (the “Fund”), a series of the Trust. The Trust intends to file a future PEA pursuant to Rule 485(b) (the “New Amendment”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment: The Staff requests that the Fund’s investment objective be revised to remove language describing the Fund’s strategy.

Response: The Trust has revised the Fund’s investment objective to state:

The primary investment objective of the Impact Shares Affordable Housing MBS ETF (the “Fund”) is to generate current income.

2.	Comment: Provide a completed fee table for the Fund and explain how “Other Expenses” were estimated and determined to be a reasonable estimate of “Other Expenses for the current year.

Response: The Fund’s “Other Expenses” are estimated to be 0.19% based on expected transfer agency costs, administration costs, custody costs, the Fund’s proportionate share of costs related to trustees, auditors and legal counsel, and other miscellaneous expenses. This estimate assumes average net assets of $200 million which the Adviser believes that this is a reasonable estimate of the Fund’s the average net assets for the first year. The Fund’s fee table has been revised to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.30%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.19%
Total Annual Fund Operating Expenses	0.49%
Waivers and Reimbursements(2)	(0.19)%
Total Annual Fund Operating Expenses	0.30%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(2)

Community Capital Management, Inc. (“CCM” or the “Sub-Adviser”) has contractually agreed to limit the total annual operating expenses (exclusive of fees paid by the Fund pursuant to its distribution plan under Rule 12b-1 under the Investment Company Act of 1940, as amended, taxes, brokerage commissions and other transaction costs, interest payments, acquired fund fees and expenses, extraordinary expenses and dividend expenses on short sales) of the Fund to 0.30% through July 30, 2022. This contract may not be terminated without the action or consent of the Fund’s Board of Trustees.

3.	Comment: Provide supplementally responses to the following matters.

a)

What data is typically available to sub-adviser when investing in mortgage-backed securities (“MBS”) to enable it to form a belief that the underlying loans “were made to minority families, low-income families, and/or families that live in persistent poverty areas” as stated in the Fund’s principal investment strategy;

Response: Community Capital Management, Inc. (the “Sub-Adviser”) receives directly from the largest US mortgage originators mortgage origination tapes that show addresses, income, and debt levels of borrowers, all of whom are owner-occupiers. In addition, some mortgage originators will provide gender, race and ethnicity data in the loan origination tapes. This demographic information is typically provided by the borrower in his or her mortgage application. Using a proprietary algorithm, the Sub-Adviser screens the mortgage origination tapes for the demographic characteristics of borrowers described above (identifying loans made to “minority families”) as well as income level and address/location (identifying loans made to “low-income families, and/or families that live in persistent poverty areas”). As described in the prospectus, the Sub-Adviser identifies persistent poverty areas in the prospectus as census tracts where more than 50% of the population is non-white and at least 40% of the population is living at or below the poverty line (defined as a racially or ethnically concentrated areas of poverty or “R/ECAP”) and counties where for more than 20 years 20% or more of the population has lived in poverty (defined as a persistent poverty county or “PPC”).

A “low-income borrower” is a person whose total annual income is 50% or less of the area median income (“AMI”) or average income for the community where they live. A “moderate-income borrower” is person whose total annual income is above 50% but less than 80% of the AMI or average income for the community where they live. The Sub-Adviser will designate a borrower as living in a persistent poverty area if the borrower’s address is located in one of the Federally designated persistent poverty counties (“PPCs”), which are defined in PL 112-74 (enacted on December 23, 2011) as counties where 20% or more of the population lives in poverty as measured by the U.S. Census Bureau in the 1990 and 2000 decennial censuses and in the 2006-2010 American Community Survey. Based on the analysis described above, the Sub-Adviser provides a list of selected mortgages to a mortgage broker/dealer who then confirms the selected loans are in good order and creates a securitized MBS pool that is then wrapped by one of the government-sponsored enterprises (each a “GSE”), such as the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Bank (Freddie Mac). The Sub-Adviser then purchases the MBS comprised of those specific loans it has selected.

b)	In terms of dollar value, what is the amount of MBS meeting the adviser’s criteria currently outstanding, what is the amount of annual issuance and what is the daily trading volume for such MBS;

Response: Based on its review of previous issuances for the one month period ended December 9, 2020, the Sub-Adviser expects that more than $7 billion in principal amount of loans (over 32,000 loans) that meet the criteria for inclusion in the Fund’s portfolio will be issued in the next 12 months. The Sub-Adviser does not have any data on the current outstanding dollar amount or daily trading volume of MBS meeting the criteria for inclusion in the Fund’s portfolio.

c)

How have such MBS performed over select market cycles compared to other MBS (i.e., do the MBS in which the Fund intends to invest lose or gain value faster or more slowly or to a greater or lesser extent);

Response: The Sub-Adviser believes that because the MBS in which the Fund intends to invest will be government- and/or -agency guaranteed, such MBS will perform similarly to the agency MBS market as a whole.

d)	What is the overall liquidity profile of such MBS; and

Response: The Sub-Adviser believes that there is no material difference in the liquidity profile of agency MBSs that qualify for inclusion in the Fund’s portfolio and other general agency MBS because the MBS in which the Fund intends to invest will be government- and/or -agency guaranteed.

e)	What trends or other factors impacting the borrowers of the underlying loans will the sub-adviser consider when making investment decisions.

Response: In addition to the factors discussed above, when making investment decisions, the Sub-Adviser will consider coupon payments of the qualifying MBS pools to manage the prepayment and/or extension risk of the Fund’s portfolio.

4.

Comment: Please describe in the principal investment strategies section of the prospectus the characteristics of the MBS in which the Fund intends to invest. To the extent such MBS will be investment grade, briefly discuss what qualifies the MBS as investment grade given that the underlying loans are made to low- and moderate-income borrowers.

Response: The principal investment strategies section of the prospectus has been revised to state that (i) the MBS in which the Fund intends to invest will be government- and/or -agency guaranteed; (ii) the MBS in which the Fund will invest consist of pools of mortgage loans that are “wrapped” and securitized by a GSE; (iii) as a result of the securitization provided by the applicable GSE, the MBS in which the Fund will invest are all rated investment grade (currently AA+); and (iv) regardless of the income level of the borrowers whose mortgages are included in the MBS pool by the relevant GSE, each mortgage must meet the conforming underwriting standards of the relevant GSE in order to be securitized into MBS and are thus rated investment grade. The following disclosure has been added to the Fund’s principal investment strategies:

The mortgage-backed securities in which the Fund invests are issued and/or guaranteed by government-sponsored enterprises (each a “GSE”), such as the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Bank (“Freddie Mac”) and are therefore rated investment grade. To create the mortgage-backed securities in which the Fund invests, these GSEs securitize pools of mortgage loans and each mortgage loan in the pool must meet the conforming underwriting standards of the relevant agency. While securities issued or guaranteed by Ginnie Mae are backed by the full faith and credit of the U.S. Department of the Treasury, securities issued by Fannie Mae and Freddie Mac are solely the obligation of the issuer and generally do not carry any guarantee from the U.S. government.

5.	Comment: Please describe in the principal investment strategies section of the prospectus the characteristics of the loans underlying the MBS in which the Fund intends to invest.

Response: The Fund has added the requested disclosure as shown in response to Comment 4 above.

6.

Comment: The Fund’s principal investment strategies state that many of “the loans underlying the mortgage-backed securities in which the Fund invests will have been made to low- and moderate-income borrowers.” Please add disclosure in the principal investment strategies explaining what is meant by “low- and moderate-income” and to the extent possible, provide the range of income represented by these borrowers.

Response: The Fund has updated the disclosure in the principal investment strategies section of the prospectus to state:

Using a proprietary algorithm, the Sub-Adviser screens mortgage origination tapes that provide addresses, income, and debt levels of borrowers and in certain cases demographic information (such as gender, race and ethnicity data) to identify loans that are made to low- and moderate-income families and minorities. A “low-income borrower” is a person whose total annual income is 50% or less of the area median income (“AMI”) or average income for the community where they live. A “moderate-income borrower” is person whose total annual income is above 50% but less than 80% of the AMI or average income for the community where they live. The Sub-Adviser will designate a borrower as living in a persistent poverty area if the borrower’s address is located in one of the Federally designated persistent poverty counties, which are defined as counties where 20% or more of the population lives in poverty as measured by the U.S. Census Bureau. In addition, the Sub-Adviser assesses the loan-to-value and FICO scores of borrowers before selecting a mortgage for inclusion in the pools underlying the mortgage-backed securities for the Fund’s portfolio. When making investment decisions, the Sub-Adviser will consider coupon payments of the qualifying mortgage-backed security pools to manage the prepayment and/or extension risk of the Fund’s portfolio.

7.	Comment: Please describe in the principal investment strategies section of the prospectus how the sub-adviser will analyze and select investments and construct the Fund’s portfolio of investments.

Response: The Fund has added the requested disclosure as shown in response to Comment 6 above.

8.

Comment: Please order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance. Please note that after listing most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 Improving Principal Risk Disclosure.

Response: The Fund believes that its current risk disclosure, including the alphabetical ordering of the list of the Fund’s principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund’s portfolio “as a whole” is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Fund believes that rank-ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which the Fund’s portfolio as a whole is subject.

9.	Comment: Consider whether additional principal risk disclosure is appropriate in light of the Fund’s investments.

Response: The Fund believes that its current risk disclosure is appropriate and notes that the MBS in which the Fund intends to invest will be government- and/or -agency guaranteed. As discussed above, the mortgages included in the relevant MBS pool must meet the conforming loan standards of the issuing GSE or agency. Accordingly, the Adviser and Sub-Adviser do not believe that the MBS in which Fund intends to invest pose risks that are substantially different than those posed by other agency MBS for which principal risk disclosure is provided under the titles “Mortgage-Related Securities Risk” and “U.S. Government Securities Risk.”

10.	Comment: Clarify the disclosure under the heading “Portfolio Turnover” to explain that the Fund is new and therefore no historical portfolio turnover is available.

Response: The Fund has revised the referenced disclosure as marked below:

“The Fund pays transaction costs, such as commissions or spreads, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. Because the Fund had not commenced operations as of the date of this Prospectus, no annual portfolio turnover rate information is available.”

11.

Comment: In reference to the “Cash Transactions Risk” listed under “Principal Risks,” please explain why the Fund intends to effect creations/redemptions in cash and not in-kind. To the extent that the Fund is effecting creations/redemptions in cash as a result of the liquidity of the Fund’s investments, consider adding risk disclosure addressing the lack of liquidity and its impact on the effectiveness of the arbitrage trading mechanism.

Response: The Fund expects to effect creations/redemptions primarily in cash rather than in-kind because the Fund’s investments are customized (i.e., the MBS in which the Fund intends to invest are comprised of specific loans selected by the Sub-Adviser) and not due to the liquidity of the Fund’s investments.

12.	Comment: Revise the disclosure under “Liquidity Risk” to address the particular risks of the Fund’s investments.

Response: The Fund respectfully declines to revise the disclosure as requested. As discussed above, the MBS in which the Fund will invest consist of mortgages that meet the conforming loan standards of the issuing GSE. Accordingly, the Sub-Adviser believes that the liquidity profile of these MBS is similar to that of other agency MBS.

13.

Comment: Revise the disclosure under “Mortgage-Related Securities Risk” to address the type of borrowers for the underlying loans of the MBS in which the Fund will invest. If such borrowers are more sensitive to economic, political and social factors, please specifically disclose that increased sensitivity.

Response: The Fund respectfully declines to revise the disclosure as requested. As discussed above, the MBS in which the Fund will invest consist of mortgages that meet the underwriting standards of the issuing GSE. All MBSs in which the Fund invests are expected to be rated investment grade. Accordingly, the Sub-Adviser believes that the risks of these MBS is similar to that of other investment grade MBS as discussed under “Mortgage-Related Securities Risk” and is not impacted by the income level or address of the underlying borrowers.

14.

Comment: Please remove the duplicate language stating “The Fund may also invest in mortgage-backed securities backed by pools of loans sourced from non-traditional originators including Community Development Financial Institutions (CDFIs) and minority-owned banks.”

Response: The Fund has removed the referenced language.

15.

Comment: Please remove the duplicate language stating “The Fund is a non-diversified fund as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), but intends to adhere to the diversification requirements applicable to regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund is not intended to be a complete investment program.”

Response: The Fund has removed the referenced language.

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We believe that this submission fully responds to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Ethan Powell

Donald J. Guiney, Esq.

Brian McCabe, Esq.